Exhibit 99.1

932482 PRESS RELEASE

CHANGES IN THE SUPERVISORY BOARD OF AEGON N.V.

The Hague, December 10, 2004 - The Supervisory Board of AEGON N.V. has elected Mr Dudley G. Eustace to succeed Mr Morris Tabaksblat as chairman of the Supervisory Board of AEGON N.V. as of the Annual General Meeting of Shareholders (AGM) in 2005 to be held on April 21, 2005. Mr Morris Tabaksblat will step down as chairman upon reaching the end of his current term at that time.

Mr Eustace has been a member of AEGON’s Supervisory Board since 1997 and vice-chairman since April 2004. Mr Tabaksblat has been a member of AEGON’s Supervisory Board since 1990 and chairman since May 2000.

Furthermore, it is intended to propose to the AGM in 2005 that Mr Shemaya Levy be appointed as a member of the Supervisory Board. Mr. Levy worked at Renault for his entire career and, from 1998 until early 2004, was executive vice president and chief financial officer of the Renault Group.

Mr Levy is currently non-executive member of the Board of Directors of Nissan Motor Co., Renault Finance, Renault Spain and SNECMA.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website: www.aegon.com